EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,
	2018	2017
	(Millions)
Net income attributable to Tenneco Inc.	$108	$56
Add:
Interest expense	40	35
Portion of rental representative of the interest factor	13	12
Income tax expense	52	25
Noncontrolling interests	30	32
Amortization of interest capitalized	2	2
Undistributed losses of affiliated companies in which less
than a 50% voting interest is owned	—	1
Earnings as defined	$245	$163
Interest expense	40	35
Interest capitalized	3	4
Portion of rentals representative of the interest factor	13	12
Fixed charges as defined	$56	$51
Ratio of earnings to fixed charges	4.38	3.20